UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER 1-12001

THE ATI RETIREMENT PLAN
(Title of Plan)
ALLEGHENY TECHNOLOGIES INCORPORATED
(Name of Issuer of securities held pursuant to the Plan)
1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
The ATI Retirement Plan
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

The ATI Retirement Plan
Audited Financial Statements
and Supplemental Schedule
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Allegheny Technologies Incorporated
Pittsburgh, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The ATI Retirement Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The accompanying schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Schneider Downs & Co., Inc.

We have served as the Plan’s auditor since 2013
Columbus, Ohio
June 9, 2022

The ATI Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2021	2020
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$277,227,133	$263,868,743
Interest in ATI Company Stock Fund Master Trust	14,364,217	19,533,019
Interest in registered investment companies	2,167,002	1,797,802
Total investments at fair value	293,758,352	285,199,564
Investments at contract value:
Interest in Allegheny Technologies Incorporated Master Trust	50,166,613	53,470,683
Total investments at contract value	50,166,613	53,470,683
Notes receivable from participants	8,864,305	10,194,865
Employer contributions receivable	534,982	14,108
Employee contributions receivable	—	59,340
	9,399,287	10,268,313
Net assets available for benefits	$353,324,252	$348,938,560
See accompanying notes.

The ATI Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2021
Contributions:
Employee	$9,465,917
Employer	5,865,833
Rollovers	222,869
Total contributions	15,554,619
Interest income on notes receivable from participants	452,618
Investment income (loss):
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	33,659,668
Net investment income from Plan interest in ATI Company Stock Fund Master Trust	166,283
Net income from interest in registered investment companies	363,057
Other loss	(283,794)
Total investment income	33,905,214
49,912,451
Benefits paid to participants	(45,271,392)
Fees	(11,610)
(45,283,002)
Net increase in net assets available for benefits prior to transfers	4,629,449
Transfers out of plan, net	(243,757)
Net increase in net assets available for benefits	4,385,692
Net assets available for benefits at beginning of year	348,938,560
Net assets available for benefits at end of year	$353,324,252
See accompanying notes.

The ATI Retirement Plan
Notes to Financial Statements
December 31, 2021
1. Description of the Plan
The ATI Retirement Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor, or the Company). Eligible participants in the Plan consist of employees with defined contribution benefits that are provided in accordance with collectively bargained labor agreements across all of ATI’s U.S. operations. The Plan is a multiple employer plan and includes represented employees of a 50% owned ATI joint venture, A&T Stainless. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions, and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferrals to the Plan. Amounts up to 80% of a participant’s compensation, as defined in the Plan agreement, can be contributed by the participant in any combination of after-tax and before-tax contributions for each period, subject to limitations imposed by the Internal Revenue Code ($19,500 for calendar year 2021). Catch up contributions of $6,500 were available to participants 50 years or older in 2021. Participants are allowed to rollover existing qualified retirement funds into the Plan. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment options offered by the Plan. Unless otherwise specified by the participant, contributions are invested in the Qualified Default Investment Alternative, which is the Vanguard Target Retirement Fund that most closely matches the participant’s 65th birthday date.
For certain employees in the Plan, qualifying employee contributions are matched by the respective employing companies that are affiliates of ATI based on various formulas including as a percentage of employee contributions, or as a flat dollar amount which can be based on years of service. Employees at certain ATI operations receive an employer contribution to the Plan based on hours worked or at the discretion of the operation’s Board of Directors based on its current or accumulated profits for the Plan year. The specific conditions, amounts and criteria governing eligibility for the various employer contributions are set forth in the Plan documents or individual bargaining agreements. The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment options offered by the Plan.
Participants are vested immediately in their contributions plus actual investment performance thereon. Many employees in the Plan are immediately vested in all Company contributions. For certain employees, vesting in the Company’s contributions varies based on employee group classification and/or years of service not to exceed 6 years. Participant forfeitures are used to reduce future employer contributions or in the absence of such contributions, are distributed equally to certain Plan participants.
Separate accounts are maintained by the Plan Sponsor for each participating employee. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law which provided both plan sponsor and participant relief. ATI voluntarily adopted various provisions from the CARES Act as they related to the Plan effective May 8, 2020. The CARES Act created a new kind of in-service withdrawal option for people who are facing economic challenges related to COVID-19. Effective May 8, 2020, participants may withdraw up to $100,000 from the Plan without being required to pay the normal 10% penalty for early withdrawal if the participant is under age 59½. Participants have an extended period of three years to pay the ordinary income taxes on that distribution. Also, participants may choose to make a repayment to their Plan account of any COVID-related distributions within three years.
After age 59½, a participant may withdraw the vested portion of their account. Participants with account balances greater than $1,000 are not required to take a distribution upon termination.
Payments of benefits are available by request upon termination due to retirement, disability, death, or other voluntary or involuntary termination of employment. Distributions can be made in the form of a lump sum or installments.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Principal and interest payments are made by payroll deductions. Effective May 8, 2020 under the CARES Act, participants that had an existing loan from the Plan or took a new loan that had a first repayment date on or before December

31, 2020, were permitted to delay repaying the loan for 12 continuous months. Participants that elected this option cannot begin loan repayment before the 12-month period has ended.
All expenses incurred in the administration of the Plan, including those charged by the Plan’s trustees are paid by the Plan, except as paid for or reimbursed by the Company. The Plan’s trustee for the Company stock fund is Benefit Trust Company and the Plan’s trustee of all other Plan assets is AON Trust Company.
2. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
The investments in master trusts, representing the Plan’s interest in the net assets of these master trusts, are stated at fair value, or, for fully benefit-responsive investment contracts, at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
The assets of the master trusts, as well as income/losses, are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investments of the assets of the master trusts.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2021 or 2020. If a participant ceases to make a note repayment and the Plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

3. Investments
Certain assets of the Plan, along with the assets of another ATI sponsored plan, are part of master trusts, the Allegheny Technologies Incorporated Master Trust and the ATI Company Stock Fund Master Trust. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the master trusts.
The following table is a summary, at fair value, of the net assets of the master trusts by investment type as of December 31, 2021 and 2020:

	2021		2020
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Allegheny Technologies Incorporated Master Trust:
Common collective trusts	$580,261,406	$177,299,079	$544,783,982	$169,276,565
Registered investment companies	449,097,359	98,301,993	400,359,133	92,205,209
Cash	4,320,085	1,626,061	6,542,889	2,386,969
Total investments at fair value	$1,033,678,850	$277,227,133	$951,686,004	$263,868,743
Plan's interest in master trust		27%		28%

ATI Company Stock Fund Master Trust:
Corporate common stock	$35,396,425	$14,251,878	$44,068,959	$19,426,408
Cash	279,008	112,339	241,847	106,611
Total investments at fair value	$35,675,433	$14,364,217	$44,310,806	$19,533,019
Plan's interest in master trust		40%		44%
The following table is a summary, at contract value, of the net assets of the Allegheny Technologies Incorporated Master Trust by investment type as of December 31, 2021 and 2020:

	2021		2020
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Allegheny Technologies Incorporated Master Trust:
Synthetic investment contracts	$132,326,865	$50,166,613	$146,435,499	$53,470,683
Total investments at contract value	$132,326,865	$50,166,613	$146,435,499	$53,470,683
Investment income (loss) attributable to the master trusts for the year ended December 31, 2021 was as follows:

	Allegheny Technologies Incorporated Master Trust	ATI Company Stock Fund Master Trust
Net appreciation (depreciation) in fair value of investments	$113,863,371	$(418,561)
Investment income from investments at fair value	13,581,604	—
Investment income from investments at contract value	2,040,482	—
Administrative expenses and other, net	(1,033,104)	—
Total investment income (loss)	$128,452,353	$(418,561)
Administrative fees for the ATI Company Stock Fund Master Trust are paid by the Allegheny Technologies Incorporated Master Trust.
Investments accounted for at contract value are held by the BNY Mellon Stable Value Fund (the Fund), which may invest in a diversified portfolio of guaranteed investment contracts including synthetic investment contracts, separate account contracts, cash and cash equivalents, and other instruments that can be carried at book value. All of these assets allow participant-directed transactions to be made at contract value. The assets underlying the synthetic investment contracts may include U.S. Treasury bonds, agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, and common collective trusts. These assets are owned by the Plan. As of December 31, 2021, the Fund had a product allocation of 3% to cash, 8% to fixed maturity contracts and 89% to constant duration contracts.

Interest crediting rates on the contracts held in the Fund are determined at the time of purchase. Such crediting rates are reviewed and may be reset on a quarterly basis.
Typically, the investment contracts in the Fund do not have a stated final maturity, but contracts wrapping individual bonds may have a gradual tapering of duration unless new bonds are purchased within the investment contract. These contracts are referred to as “fixed maturity” contracts, while “constant duration” contracts invest in common collective trusts or actively managed accounts, managed against a stated benchmark or to a targeted duration.
Certain investment contracts in the Fund may provide for adjustment to contract value for withdrawals made prior to termination. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully benefit responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decides to entirely exit an investment. Investments in registered investment companies, common collective trusts and the Fund may require at least 30 days prior notice to completely withdraw from the investments.  The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment. The Plan had no unfunded commitments as of December 31, 2021 and 2020.
4. Fair Value Measurement
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2021 and 2020.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:
•Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy.
•Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.
•Common collective trust funds – These investments are investment vehicles valued using the NAV, as a practical expedient, provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
•Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy.
The following tables present the financial instruments of the master trusts at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2021 and 2020. The master trusts had no assets classified within Level 2 or Level 3 of the valuation hierarchy.
Master trust assets measured at fair value on a recurring basis:

December 31, 2021	Level 1	NAV (a)	Total
Common collective trusts	$—	$580,261,406	$580,261,406
Registered investment companies	449,097,359	—	449,097,359
Corporate common stock	35,396,425	—	35,396,425
Cash	4,599,093	—	4,599,093
	$489,092,877	$580,261,406	$1,069,354,283

December 31, 2020	Level 1	NAV (a)	Total
Common collective trusts	$—	$544,783,982	$544,783,982
Registered investment companies	400,359,133	—	400,359,133
Corporate common stock	44,068,959	—	44,068,959
Cash	6,784,736	—	6,784,736
	$451,212,828	$544,783,982	$995,996,810
(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 3 and to the statements of assets available for benefits.
In addition to the Plan’s investments in the master trusts, the Plan held $2,167,002 and $1,797,802 in self-directed accounts as of December 31, 2021 and 2020, respectively. These self-directed accounts are invested in registered investment companies and are categorized as Level 1 assets.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 13, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the effective date of the amendments addressed by the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2018.

6. Plan Termination
Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event of Plan termination, participants would become 100% vested in their employer contributions.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Party-In-Interest Transactions
At December 31, 2021 and 2020, the Plan held 755,387 and 975,544 shares, respectively, of common stock of ATI, the sponsoring employer, with fair value of $14,251,878 and $19,426,408, respectively. The shares held by the Plan at December 31, 2021 and 2020 reflect the Plan’s interest in the ATI Company Stock Fund Master Trust. During the year ended December 31, 2021, the Plan recorded investment income of $166,283 related to its investment in the common stock of ATI.

The ATI Retirement Plan
EIN: 25-1792394         Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2021

Description	Current Value
Participant loans* (4.25% to 6.5%, with maturities through 2036)	$8,864,305
Registered investment companies - Self-directed accounts	2,167,002
*Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

THE ATI RETIREMENT PLAN

Date:	June 9, 2022	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Vice President, Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)